August 16, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michele M. Anderson Legal Branch Chief

Re:	Metavante Holding Company
Amendment No. 2 to Registration Statement on Form S-4
Filed August 16, 2007
File No. 333-143143

New M&I Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed August 16, 2007
File No. 001-33488

Ladies and Gentlemen:

On behalf of Metavante Holding Company (“New Metavante”) and New M&I Corporation (“New Marshall & Ilsley” and together with New Metavante, the “Companies”), each currently a wholly-owned subsidiary of Marshall & Ilsley Corporation (“Marshall & Ilsley”), we are writing in response to the comments contained in the Staff’s comment letter dated August 1, 2007 (the “Comment Letter”) with respect to Amendment No. 1 to New Metavante’s Registration Statement on Form S-4, File No. 333-143143 (the “Form S-4”), the proxy statement/prospectus—information statement included therein (the “Proxy Statement/Prospectus—Information Statement”) and Amendment No. 1 to New Marshall & Ilsley’s Registration Statement on Form 10, File No. 001-33488 (the “Form 10”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Proxy Statement/Prospectus—Information Statement.

On the date hereof, New Metavante has filed Amendment No. 2 to the Form S-4 and New Marshall & Ilsley has filed Amendment No. 2 to the Form 10 with the Securities and Exchange Commission (the “SEC”), incorporating the revisions described herein. For the convenience of the Staff’s review, the Companies have set forth the text of the comments contained in the Comment Letter followed in each case by the response of the Companies.

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Prospectus cover page

1.	Reinsert the total number of shares of New Metavante common stock that you will issue to holders of record of Marshall & Ilsley common stock in accordance with Item 501(b)(2) of Regulation of S-K.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment.

2.	Revise the second paragraph to clarify that New Metavante will not retain any of the $625 million investment by Investor but will instead use the proceeds to repay debt owed to Marshall & Ilsley, make a cash contribution to New Marshall & Ilsley and pay expenses relating to the transaction.

RESPONSE: The Companies have revised the cover page of the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment.

Summary, page 1

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 12

3.	In our prior comment 10, we sought Item 1015(b)(4) disclosure of the compensation JPMorgan received for all services provided to Marshall & Ilsley and its affiliates, as well as otherwise material disclosure in the form of the fees paid for services that JPMorgan has provided to Warburg Pincus and its affiliates during the past two years. Please revise to quantify those fees, as we requested in our prior comment 10.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. The additional disclosure quantifies the fees paid for services that JPMorgan has provided to Marshall & Ilsley and its affiliates and Warburg Pincus and its portfolio companies. See pages 12, 13 and 88.

Metavante’s intercompany agreements with new Marshall & Ilsley. . . . page 52

4.	We note your response to our prior comment 17. Please tell us if the costs of the new intercompany agreements are materially different from the costs reflected in the financial statements. If so, please disclose terms and amounts of the agreements in the related party transactions footnotes on pages F-94 and F-113 and the notes to the pro forma financial statements.

RESPONSE: The Companies supplementally inform the Staff that the Companies do not believe the costs of the new intercompany agreements are materially different than those disclosed in the financial statements. Therefore, the Companies did not update the related party transaction footnotes on pages F-94 and F-113; however, in the interest of full disclosure, the Companies have revised the Proxy Statement/Prospectus—Information Statement to disclose the expected impact of the new intercompany

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agreements in the introduction to the section entitled “Unaudited Condensed Pro Forma Consolidated Financial Statements of New Metavante” and to state that they are not included in such pro forma results. See page 321.

The Marshall & Ilsley Special Meeting of Shareholders, page 56

Background of the Transactions, page 68

5.	Disclose the basis for JPMorgan’s view, as expressed at the meeting of February 23, that the probability of Marshall & Ilsley receiving higher offers was “relatively low.”

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 71 and 72.

6.	We note your revisions at the top of page 73 in response to our prior comment 20. Elaborate as to how the parties arrived at the $1.040 billion amount in cash that Metavante will contribute to Marshall & Ilsley. Also address how the parties determined the fixed amount of excess cash that will be distributed to Marshall & Ilsley and the amount of indebtedness to be incurred by Metavante.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 73.

7.	It is not apparent from your response to our prior comment 21 why disclosure of JPMorgan’s preliminary analyses is not relevant to investors in understanding how the board arrived at its decision and why the presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Please summarize JPMorgan’s preliminary presentations that are materially related to the transaction pursuant to Item 4(b) of Form S-4. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisor’s final opinion, then provide a statement to this effect and summarize any differences in the information presented.

RESPONSE: The Companies advise the Staff that the preliminary valuation presentations or analyses provided by JPMorgan prior to April 3, 2007, contained substantially the same analyses regarding the proposed transaction as are contained in the materials associated with JPMorgan’s final presentation made to the Marshall & Ilsley Board on April 3, 2007, except for a hypothetical leveraged buyout analysis that was included in the preliminary analyses for informational purposes only. The final analyses presented by JPMorgan on April 3, 2007, did not include the hypothetical leveraged buyout analysis and JPMorgan did not rely on this analysis in rendering its view and delivering its valuation letter. As requested by the Staff, the Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to

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include a summary of the leveraged buyout analysis and to indicate that the previous valuation analyses were otherwise substantially similar to the analyses described in the Proxy Statement/Prospectus—Information Statement. See pages 83 and 87.

Metavante Business Plan Information, page 79

8.	We note your revisions in response to our prior comment 25. We believe that the disclosure of projections should be expanded beyond simply total revenue, total EBITDA, and total net income to include all material line items.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the material line items included in the 2007 and 2008 business plan information. See pages 80 and 81.

9.	It appears that you describe assumptions made in connection with the 2008 business plan projections that are similar to those assumptions made in connection with the 2007 business plan projections provided to Warburg Pincus in February 2007. Therefore, please disclose all projections of material line items for 2008 that were provided to Warburg Pincus, as we requested in our prior comment 25. You may address your concerns about potentially misleading investors, as set forth in your response to comment 25, with reasonably cautionary disclosure.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement to include disclosure of the 2008 business plan information given to Warburg Pincus. The Companies supplementally inform the Staff that all material line items in the financial statements for 2007 and 2008 given to Warburg Pincus are now disclosed in the Proxy Statement/Prospectus—Information Statement. See pages 80 and 81.

10.	We believe that the disclaimer included at the end of the first paragraph on page 80 is too broad as it applies to “any investment decision.” Please revise.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 82.

Valuation Letter of Financial Advisor to the Marshall & Ilsley Board, page 80

11.	As we requested in our prior comments 33 and 34, please explain in greater detail how JPMorgan:

•	calculated the ranges of multiples used in the Comparable Company Trading Multiple Analysis and the Precedent Transaction Multiples Analysis;

•	selected the range of discount rates for purposes of the Discounted Cash Flow Analysis; and

•	derived the range of enterprise values of Metavante.

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Your revisions should include useful disclosure (including, when appropriate, quantified disclosure) that provides a clearer understanding of how these specific ranges were calculated rather than simply referring to the advisor’s “professional judgment.” Also provide more quantitative detail as to how JPMorgan determined Metavante’s WACC and disclose how the perpetuity growth rate range of 3.5% to 4.0% compares to the company’s historical growth rate.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comments. See pages 85, 86 and 87. With respect to the Staff’s comment regarding JPMorgan’s method for calculating the ranges of multiples in its comparable companies and comparable transaction analyses and the range of enterprise values for Metavante, we respectfully note that quantified disclosure regarding JPMorgan’s determination of the foregoing ranges is not possible in light of the fact that (as indicated on pages 84 and 87 of the Proxy Statement/Prospectus—Information Statement) JPMorgan did not attempt to weigh individual analyses or their results or engage in any other mathematical procedures to arrive at the foregoing ranges. However, in response to the Staff’s comment, the disclosure on pages 85, 86 and 87 has been revised as requested, to provide greater detail and a clearer understanding regarding the factors considered by JPMorgan in determining the foregoing ranges.

Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions, page 100

12.	We note your response to our prior comment 37. Please confirm that the executed tax opinion will be filed prior to effectiveness of the Form S-4.

RESPONSE: The Companies supplementally inform the Staff that the executed tax opinion will be filed prior to effectiveness of the Form S-4 after the Staff has determined that it does not have additional comments on the disclosure contained in the section entitled “Material U.S. Federal Income Tax Consequences of the Holding Company Merger, the New Marshall & Ilsley Share Distribution and Related Transactions.”

13.	After considering your response to our prior comment 39 and the revisions on pages 100 and 101, we continue to believe that further revisions are necessary. Sidley Austin LLP is required to opine on the material tax consequences of the transactions without assumptions that impact the conclusions counsel is required to make. In particular, we note that Sidley Austin’s opinion assumes that the conditions in the various agreements will be satisfied and not waived, and that one of those conditions is “the receipt of a private letter ruling from the Internal Revenue Service” as to the material tax consequences of the holding company merger and the New Marshall & Ilsley share distribution. Therefore, please remove the statement that the discussion assumes that the conditions of the parties to the consummation of the transactions will be satisfied and not waived.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to remove the assumptions relating to the

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receipt of a private letter ruling from the Internal Revenue Service from the opinion of Sidley Austin LLP included in the Proxy Statement/Prospectus—Information Statement. See pages 102 through 104.

14.	Please clearly state that each of the conclusions as to the material tax consequences is the opinion of Sidley Austin. In addition, it is inappropriate to assume any legal conclusions underlying the opinions. Instead, counsel must opine on these matters as part of its tax opinion. Rather than presenting the tax consequences as “[b]ased on the foregoing…,” counsel should provide an opinion as to whether the holding company merger and the conversion will qualify as a reorganization under Section 368(a), the Marshall & Ilsley contribution and the New Marshall & Ilsley share distribution will qualify as a reorganization under Section 368(a)(1)(D), the share distribution will be eligible for nonrecognition under Sections 355(a) and 361(c), and the share distribution will meet the other “certain requirements” for tax-free treatment under Section 355. If counsel is unable to opine on a particular matter, then it should clearly state in the opinion that it is not able to opine on the particular material tax consequence and why it is not able to opine on this tax consequence. Similarly revise the summary of the material U.S. federal income tax consequences on pages 6 and 7.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See pages 7 and 102 through 104.

Representations and Warranties, page 116

15.	In response to our prior comment 44, you revised to state that the representations Marshall & Ilsley, New Metavante, and Metavante made in the investment agreement were qualified, in some cases, by certain information “contained in the SEC filings of Marshall & Ilsley.” This statement continues to imply that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please revise to delete this potential implication as we requested in our prior comment 44.

RESPONSE: The Companies have further revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment and supplementally inform the Staff that the revised language is meant to describe the particular provisions of the investment agreement that refer to information included in documents filed with the SEC by Marshall & Ilsley and is not intended to impact Marshall & Ilsley’s public disclosure under the federal securities laws. See page 120.

Unaudited Condensed Pro Forma Consolidated Balance Sheet of New Marshall & Ilsley, 218

Unaudited Condensed Pro Forma Consolidated Income Statement of New Marshall & Ilsley, pages 219, 221, 223, and 224

16.	We note your response to our prior comment 49. Please revise your disclosures to clarify that the amounts do not reconcile to the historical financial statements of Metavante and the reasons as stated in your response.

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RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages 227, 228, 230, 232 and 233.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Metavante, page 284

Overview, page 284

17.	Revise to provide a more detailed discussion of the financial impact on Metavante as a result of operating as an independent company. For instance, specify how the new or additional expenses associated with being a public company, offset by the reduction or elimination of administrative charges paid to Marshall & Ilsley, “could impact” Metavante’s operating results. Also revise to quantify the anticipated expenses associated with being a public company, to the extent practicable. As other examples, address, as applicable, Metavante’s potential increased costs associated with reduced economies of scale, developing its own administrative functions and financial commitments to Marshall & Ilsley, as suggested in our prior comment 51.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See page 293.

Post-Transaction Liquidity, page 297

18.	Clarify that the specific terms of the financial covenants set forth on pages 298 and 299 have not yet been established, as indicated in your response to prior comment 54. While we understand that these provisions have not been finalized, please include disclosure that provides additional insight into the expected nature of the limitations on Metavante’s ability to “make acquisitions and investments” and obtain debt and equity financing so that investors may understand the basis for your belief that the restrictions are not likely to impact the company’s ability to pursue its current acquisition strategy. We note similar disclosure about the board’s conclusion relating to “permitted debt and equity financing” under “Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board” on page 74.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus – Information Statement in response to the Staff’s comment to disclose the financial covenants that the Companies currently expect to be included in the credit facility. See pages 312 through 314.

Events of Default, page 299

19.	Revise this sub-section to disclose that, upon default, interest will accrue at a rate of 2% per year in excess of the rate otherwise applicable to the loan or other overdue amount.

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RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment. See page 313.

Incremental Facility, page 299

20.	Specify the “portion of its excess cash” that Metavante is required to distribute to New Marshall & Ilsley. Similarly revise the board’s discussion of Metavante’s access to capital under “Marshall & Ilsley’s Reasons for the Transactions; Recommendation of the Marshall & Ilsley Board” on page 74. Ensure that you provide investors with a clear understanding of Metavante’s cash position following the transactions.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages 74, 313 and 314.

Contractual Obligations, page 300

21.	Revise the statements regarding Metavante’s ability to meet its short and long-term liquidity needs to specifically address whether management’s beliefs take into account the payment of the transaction expenses and the distribution of excess cash to New Marshall & Ilsley. See prior comment 56.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages 314 and 315.

Compensation of Executive Officers of New Metavante, page 325

Elements of Executive Compensation, page 328

22.	After reviewing your revisions provided in response to our prior comment 64, we continue to believe that further revisions are necessary. Please revise to quantify each of the adjustments made to your performance results and to discuss (and quantify) the net impact of the adjustments on your performance results for the year. Furthermore, revise to discuss whether the adjustments would make it more likely that the company’s actual performance for the year would exceed the performance targets under your various short-term and long-term incentive plans.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to quantify and discuss the adjustments to performance results and the net impact of the adjustments on performance results. The Companies have also included disclosure discussing whether the adjustments would make it more likely that Metavante’s actual performance would exceed the performance targets under Metavante’s incentive compensation plans. See pages 344 through 355.

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23.	We note your response to our prior comment 66. However, we continue to believe that each of the 2006 performance targets should be disclosed. Please revise to disclose the following:

•	The 2006 net income and revenue targets under each of the “threshold,” “plan,” and “maximum” performance levels for Mr. Martire under the Metavante Corporation Management Plan;

•

The 2006 targets for the other named executive officers under the Metavante Corporation Management Plan, including the overall targets and each of the underlying “goal” targets (e.g., business unit net income to plan, business unit revenue to plan, new sales goals, etc.) under each of the “threshold,” “plan,” and “maximum” performance levels;

•	Each of the performance targets under the Metavante Corporation Long-Term Incentive Plan; and

•	The 2006 performance targets under the Metavante Corporation Acquisition Incentive Plan, as well as the 2006 performance targets under the NYCE Performance Incentive Plan.

Alternatively, provide us with a thorough and detailed analysis as to why disclosure of each of the performance targets would cause your company competitive harm. Your analysis should be applied to each of the performance targets and should address, as merely one example, why disclosure of targets (for a now-expired fiscal year) that are similar to categories of information contained in your publicly-available financial statements would cause the company competitive harm under the company’s particular facts and circumstances.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to disclose the 2006 performance targets and results under each of Metavante’s incentive compensation plans. See pages 344 through 355.

Annual Incentive Compensation, page 329

24.

We have considered your revisions provided in response to our prior comment 62. Please revise this section to provide specific examples of how you used the performance levels and the potential awards at each level to arrive at the actual amounts actually awarded to each of your named executive officers under the Metavante Corporation Management Incentive Plan in 2006. When revising your discussion, please clarify why the actual payments to each of the named executive officers (other than Mr. Martire) exceeded 80% of the target incentive level that would be payable if only the threshold performance levels were exceeded. Disclose, if true, that the actual payments exceeded 80% of the target incentive level because of the discretionary payments Mr. Martire

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recommended in 2006. Furthermore, provide the same level of detail about the three different performance levels and potential award amounts with respect to the payments to Mr. Martire.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to provide specific examples of how performance levels and potential awards were used at each level to arrive at the actual amounts awarded to each of the named executive officers. The Companies have also revised the disclosure to show how the award payments were calculated under the annual incentive plan. See pages 343 through 349.

Note 3. Business Combinations, page F-93, F-110, F-112

Note 3. Goodwill and Other Intangibles, page F-93

Note 8. Goodwill and Other Intangibles, page F-117

25.	We note your response to our prior comment 72. Please revise the disclosures to incorporate your response. Be advised that while you are not required to make reference to the use of independent appraisals, when you do you should also disclose the name of the expert and include the consent of the expert in the filing.

RESPONSE: The Companies note the Staff’s comment regarding references to Metavante’s use of independent appraisals. Metavante management is responsible for the determination of the fair value of intangible assets acquired in a business combination and the determination of the useful life of those assets. The Companies use independent appraisal firms at various times to assist management with its determination of those items. The Companies have revised the Proxy Statement/Prospectus—Information Statement to remove references to appraisals and therefore are not filing consents of such firms. See pages F-97, F-98, F-116, F-118 and F-123.

Note 2. Revenue Recognition, page F-104

26.	We note your response to our prior comment 73. Please revise to disclose how you apply EITF 00-21 in determining your revenue recognition policy for your customer arrangements.

RESPONSE: The Companies have revised the Proxy Statement/Prospectus—Information Statement in response to the Staff’s comment to include the requested information. See pages F-110 and F-111.

Note 2. Software Revenue, page F-105

27.

We note your response to our prior comment 75. We note from your response to our prior comment 77 that your customers have lives that significantly exceed five years. Therefore, it is unclear to us why you are recognizing conversion revenues associated with the conversion of clients’ processing systems over the period of the related processing contract, which is generally five years. We refer to footnote 39 of SAB 104

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which states, “the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).” Please advise or revise.

RESPONSE: As disclosed in the footnotes to the financial statements, Metavante recognizes conversion revenue and amortizes direct costs associated with the conversions over the period of the related processing contract, generally five years.

The Companies supplementally inform the Staff that Metavante has reviewed footnote 39 of SAB 104 related to the recognition of conversion revenue. Footnote 39 of SAB 104 states two criteria that if met would require Metavante to recognize conversion revenue beyond the initial contractual period. The first criterion is whether the relationship is expected to continue to extend beyond the initial term. Metavante’s historical experience demonstrates that customers generally renew services beyond the initial contractual period and therefore this criterion is met. The second criterion is that the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).

One of the differences between the initial contract and the renewal contract is the additional fee for conversion that is included in the initial contract. A conversion fee is charged for converting data from the previous service provider’s systems to Metavante’s systems and includes other activities such as purging or cleansing of existing data and balancing the data transfers. Various payment alternatives exist with respect to conversion fees. Those alternatives range from a one-time single payment to payments that are embedded in the monthly fees for data processing. Irrespective of the negotiated payment method, the entire conversion fee is recovered by Metavante no later than the end of the initial contract term.

With respect to the initial contract term, the conversion fee and fees for data processing are negotiated together. The initial contract does not specify the pricing for contract renewals. Data processing fees for renewal contracts are determined through negotiations based on current market conditions at the time of renewal and no longer include fees associated with the recovery of the initial conversion activity expenses. Metavante initially concluded that it was appropriate to defer and recognize fees and related costs for conversions over the initial contract term.

The Companies understand that the absence of conversion fees in renewal contracts is an indication that the customer continues to benefit from the conversion fees paid and the revenue recognition period should extend beyond the initial contractual period. Extending the revenue recognition period for conversion fees and related costs to the expected customer relationship period would not have a material impact on the Companies’ historical annual and interim consolidated financial statements, under either the rollover or iron curtain approach as prescribed by SAB 108. In addition, the Companies considered the qualitative factors in SAB 99 and determined these would not change the conclusion.

The Companies inform the Staff that the impact to Metavante’s reported net income due to the change to recognizing the conversions fees and related costs over the expected customer relationship period would be approximately $1.1 million or less than 1.5% of reported net income for each of the years ended December 31, 2006, 2005 and 2004.

The Companies also supplementally inform the Staff that conversion revenue recognized represented $6.6 million or 0.4% of Metavante’s total revenue for the year ended 2006, $7.9 million or 0.6% of Metavante’s total revenue for the year ended 2005, $12.0 million or 1.2% of Metavante’s total revenue for the year ended 2004, and approximately $3.0 million or 0.4% of Metavante’s total revenue for each of the six months ended June 30, 2007 and 2006.

The Companies will change its policies and record the adjustment to recognize conversion revenues and the related costs to the extent that such costs do not exceed deferred revenues over the expected customer relationship period in the third quarter of 2007. Additionally, the Companies will revise their accounting policy disclosures to reflect this change.

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Note 8. Goodwill and Other Intangibles, page F-117

28.	We note your response to our prior comment 77. Please tell us the actual historical life experience of your similar customer accounts.

RESPONSE: The Companies supplementally inform the Staff that the historical life experience of the accounts for the NYCE customer base formed the basis to the conclusion that the useful life of the intangible asset was 20 years and that the straight-line method for amortization was appropriate. The NYCE acquisition resulted in Metavante acquiring the second-largest debit card processing network, which was a capability that Metavante did not previously possess. In addition, the purchase price of nearly $600 million was significantly higher than any of Metavante’s other acquisitions. The uniqueness of this acquisition and the significant purchase price necessitated the use of a nationally recognized appraisal firm to assist management in the determination of the fair value and the estimated useful life of the acquired intangible asset. The procedures used to determine the useful life were as follows.

The appraisal firm performed a lifing study based on an actuarial-based retirement rate method which was used to estimate the life expectancy of the NYCE customer base. In this method, the analysis studied the historical life of customers by comparing terminations to customers exposed to terminations. The NYCE specific customer history rather than the Metavante specific customer history was used for the analysis because the Companies intended to maintain and keep intact key management and the operations of the NYCE entity. Additionally, NYCE’s electronic funds transfer network is significantly different than Metavante’s other processing services. Therefore, the Companies did not believe the Metavante specific history was relevant in determining the useful life of the NYCE customer relationship intangible asset.

The lifing study was based on the information of the top 100 customers of NYCE, and included the date the customer joined NYCE, the earliest date being 1982. The top 100 customers provided the basis for the age distribution of all customers and represented approximately 45% of NYCE’s total revenue. Metavante used the top 100 customers because they were reflective of NYCE’s entire customer base. NYCE’s customer base consists entirely of financial institutions with similar long-term contracts and bear significant costs to change service providers, such as the incurrence of costs associated with a card reissuance. In order to determine customer turnover activity, Metavante used NYCE’s actual contract turnover experience because, as previously discussed, the Companies intended to maintain and keep intact key management and the operations of the NYCE entity. In addition, the NYCE business was unique compared to Metavante’s existing businesses and therefore, Metavante’s specific customer history was not considered reliably representative of NYCE’s customer turnover experience. Due to systems changes in 2002, NYCE did not have useful customer turnover information prior to 2003. As a result, the study utilized all terminations that occurred in 2003 and 2004. Management, with the assistance of the appraisal firm, concluded two years of termination data was sufficient to perform a valid study. During the due diligence process, Metavante had reviewed and assessed customer terminations and retention experience and based on that work and discussions with NYCE’s management, determined that all terminations that occurred in 2003 and 2004 was sufficiently representative of NYCE’s customer turnover experience to use in the study.

The customer relationship intangible asset associated with NYCE represented approximately 50% of total customer relationship intangible assets as of December 31, 2006. The remaining 50% of the customer relationship intangible asset balance is primarily attributed to 12 acquisitions, the range of historical life experience for which is seven to 12 years.

The historical life experience for each of the other acquisitions was individually determined based on the specific facts and circumstances associated with the individual acquisition. Metavante believes the historical experience of the acquired customer base provides the best data for analysis of the useful life. The historical data of the acquired customer base was used for the analysis because Metavante has continued to maintain and keep intact certain key management and the operations of each acquired entity.

Some of the factors considered in that determination include:

1.	Type of product — Five companies acquired by Metavante sold software rather than providing data processing.

2.	Limited customer base — Two acquisitions had a limited number of customers.

3.	Type of customer — Two acquisitions had customer bases comprised primarily of non-financial institutions.

4.	Type of business — Four acquisitions represented a newer business line/product.

5.	Size of financial institution — One acquisition had a customer base comprised of start-up or small community banks.

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The Companies also supplementally inform the Staff that Metavante’s post acquisition experience indicates the initial estimated useful life continues to be appropriate.

29.	It is unclear from your disclosures whether you amortize your customer relationship intangible assets on a straight-line or accelerated basis. Please tell us and disclose the method used.

Further, paragraph 12 of Statement 142 requires companies to amortize identifiable intangible assets using a method that reflects the pattern in which the economic benefits of the assets will be consumed. The straight-line method of amortization should be used if the company cannot reliably determine that pattern.

We believe the benefits from acquisitions of customer relationships within a large group of accounts tend to dissipate more rapidly in the earlier years after a company acquires the contracts. The rate of decrease of benefits will slow until relatively few customers (who are likely to remain with the company for an extended period) remain. In these situations, we believe that an accelerated method of amortization is the most appropriate way to allocate the cost of the customer relationship to the periods that will benefit from the relationship. The straight-line method is appropriate only if the estimated life of the intangible asset is shortened to ensure that recognition of the cost of the revenues better corresponds with the distribution of expected revenues. Please advise.

RESPONSE: The Companies supplementally inform the Staff that for its most recent acquisitions, Metavante has used the straight-line method of amortization for customer relationship intangible assets recorded in an acquisition. See pages F-98 and F-122 for disclosure of this policy.

NYCE’s historical life experience, as previously discussed on comment response 28, was compared to certain survivor curves, using a visual curve fitting technique. Survivor curves represent standardized curves frequently used by valuation practitioners to establish patterns in which the economic benefits of the customer assets will be consumed.

The Companies have attached two charts as Exhibits I and II that depict the visual curve fitting technique utilized. The exhibits compare NYCE’s historical life experience (denoted by the diamond data points on the exhibit) to certain standardized curves (denoted by the solid curved lines on the exhibits) and the 20 year straight-line method (denoted by the solid straight line). The vertical axis on the exhibits display the expected customer survival rate. The horizontal axis displays the expected age in years of the customer base. Therefore, an individual data point on the exhibit represents the percentage of NCYE’s customers that are expected to still be customers at that time. Exhibit I was based on the number of customers terminated and Exhibit II was based on terminations that were dollar weighted. As displayed on the Exhibits, the results of the visual curve fitting technique were that none of the standard survivor curves reflected NYCE’s historical life experience.

Metavante then considered applying NYCE’s historical life experience, as depicted in the Exhibits (denoted by the diamond data points on the exhibits), to develop an amortization method. The historical life experience indicated that the level of attrition ceased or became insignificant after year 10. At the 10-year point, the level of surviving customers remained relatively constant at approximately 50% through the remaining term. Metavante did not feel it was appropriate to discontinue amortization after 10 years because an indefinite life is not appropriate for this type of intangible asset.

As a result of the above analysis, Metavante determined that a straight-line amortization method over 20 years was the best approach to reflect a reasonable pattern that the economic benefits of the NYCE customer assets would be consumed.

The data points in Exhibit II from the NYCE observed curve indicated unamortized balances in years 5 and 10 of $127.4 million and $97.4 million, respectively. The unamortized balance in years 5 and 10 based on a 20-year life and straight-line amortization was $132.8 million and $88.5 million, respectively. This analysis indicates that the useful life and amortization method selected resulted in a reasonable fit to the historical data.

The Companies also inform the Staff that the post-acquisition customer experience for the NYCE acquisition is consistent with the initial assumptions that supported a 20 year useful life and straight-line amortization. Based on the sample used in the study, the cumulative actual customer attrition was 10 % as of July 2007 which is approximately three years since the acquisition of NYCE was completed, or an average annual attrition rate of 3.33% per year. Those actual results are below the results that are derived from a 20 year useful life and straight-line amortization, which resulted in cumulative customer attrition of 15% as of July 2007 or an average annual attrition rate of 5.00% per year.

In considering the useful life and amortization method for Metavante’s other acquisitions, certain characteristics were considered. Those characteristics were:

Securities and Exchange Commission

August 16, 2007

1.	The customer relationships acquired by Metavante relate primarily to financial institutions. There is significant risk and cost to a financial institution to changing financial processing systems. Therefore, Metavante’s acquisitions do not experience a significant amount of customer attrition immediately following an acquisition. This is more indicative of a straight-line method of amortization.

2.	A large amount of revenue from the customer relationships is from multi-year processing contracts, generally with terms from three to five years. Therefore, customers are contractually obligated to remain with Metavante. In addition, the contracts generally include significant financial penalties for an early termination by a customer. These contractual terms are a significant deterrence to a large amount of attrition immediately following the acquisition. This is more indicative of a straight-line method of amortization.

3.	The Companies note the SEC’s belief that the benefits of customer relationships within a large group of accounts (emphasis added) tend to dissipate more rapidly in the earlier years after a company acquires the contracts. As noted earlier, Metavante’s acquired customer relationships deal primarily with financial institutions. In fact, certain acquired operations only had a few large banks as customers. Therefore, Metavante was not acquiring a large number of customers. Unlike a core deposit intangible asset where there are thousands of customer relationships with few barriers to terminating their relationship, Metavante’s acquired customer relationships are limited to a smaller group of financial service providers that face significant risks and costs to switch to different processing systems and service providers. This is more indicative of a straight-line method of amortization.

4.	The ability of companies to switch from Metavante to alternative service providers is limited. There are a limited number of providers available. This makes switching away from Metavante more difficult. Unlike a core deposit intangible where there are numerous financial institutions to handle a deposit, there are a limited number of companies that can perform processing for financial institutions. This makes deconverting from Metavante more difficult and is more indicative of a straight line method.

5.	With respect to the other customer intangible assets, the Companies inform the Staff that our services provided to acquired customers is not limited to a finite amount. Therefore, consistent with the SEC speech made on December 11, 2003 at the Thirty-First AICPA National Conference on Current SEC Developments, since the output is not limited to a finite amount, a time based pattern of consumption, such as the straight-line method, is representative of the pattern of economic consumption of Metavante’s other customer relationship intangible assets.

In addition to the above characteristics, Metavante has established policies and procedures that provide guidelines to establish the useful life for acquired customer relationship intangibles. The estimated useful lives, which we believe represents management’s best estimate, are limited based on criteria such as, type of customer, length of contracts, historical retention rates and length of time in business. Management believes the useful lives derived from these policies and procedures are designed to provide an appropriate utilization of the asset’s value over the estimated life.

30.	Please confirm that you have and will continue to maintain information about each material acquired customer group throughout its economic life to assess the continuing relevance of the amortization method and estimated life.

RESPONSE: The Companies supplementally inform the Staff that Metavante has information about each material acquired customer group and intends to continue maintaining this information throughout the economic useful life of the acquired customer group. The relevance of the amortization method and estimated life will be reviewed at the end of reporting periods.

Exhibits

31.	We have examined the exhibits filed with your amended registration statement. It appears, however, that you have not filed the entirety of the Employee Matters Agreement (including all exhibits, attachments, etc. to that agreement), the entirety of the debt commitment letter (e.g., Annex I to Exhibit A of that letter), and the entirety of all other Section 601(b)(10) exhibits as we requested in our prior comment 78. Please revise accordingly.

RESPONSE: The Companies have filed the information requested by the Staff as Exhibits 10.2 and 99.7 to the Form S-4. The Companies are filing an application for

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August 16, 2007

confidential treatment of portions of Exhibit 99.7 to the Form S-4 pursuant to Rule 406 under the Securities Act of 1933, as amended, contemporaneously with the filing of the Form S-4. In addition, in response to the Staff’s comment, certain portions of Exhibit 99.7 are being provided to the Staff under separate cover, in paper format and on a confidential basis pursuant to Rule 406 under the Securities Act of 1933, as amended.

Form 10

32.	Please revise the disclosure in New M&I’s amended Form 10 to reflect your responses to comments we have raised on the Form S-4, as applicable.

RESPONSE: The Companies have filed Amendment No. 2 to the Form 10 to reflect their responses to the Staff’s comments on the Form S-4, as applicable.

* * * * *

If you have any questions regarding the foregoing, please contact Ryan Stahl at (312) 853-7487 or the undersigned at (312) 853-4161.

Very truly yours,

/s/ Pran Jha

Pran Jha

cc:	Randall J. Erickson

Donald W. Layden, Jr.

Andrew R. Brownstein

Igor Kirman